

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 14, 2006

Mr. Harry Roberts
Executive Vice President and Chief Financial Officer
Petro-Canada
150 6th Avenue S.W.
Calgary, Alberta T2P 3E3

     Re: Petro-Canada
            Form 40-F for the Fiscal Year Ended December 31, 2005
            Filed March 23, 2006
            File No. 001-13922

Dear Mr. Roberts:

      We have reviewed your filing, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Exhibit 99.1 – Financial Statements

Note 27 – Generally Accepted Accounting Principles in the United States, page 68

1.   We note you present a table that details how the application of U.S. GAAP would change certain balance sheet line items as reported in accordance with Canadian GAAP. In addition, we note on page 68 that you provide a narrative discussion of the significant differences between Canadian and U.S. GAAP accounting principles that pertain to your financial statements. When preparing future

reconciliations to US GAAP, please correlate each balance sheet line item
difference to your narrative discussion, so that the underlying reason for the
difference is clearly identified.

2.   We note that you present cash flows from your discontinued operations as a single
line item on your consolidated statements of cash flows. For U.S. GAAP
purposes this presentation is not consistent with the guidance of SFAS 95, which
requires cash flows be reported as relating to either operating, investing or
financing activities. Recent guidance on the presentation of cash flows relating to
discontinued operations was provided at the AICPA 33rd National Conference on
Current and SEC and PCAOB Developments. Also, the AICPA Center for Public
Company Audit Firms Alert #90, as updated by Alert #98 provides further
guidance on this matter. Please address this difference in accounting when
preparing subsequent reconciliations to U.S. GAAP.

Engineering Comments

Form 40-F for the Fiscal Year Ended December 31, 2005

Reserves, page 37

3.   In the first paragraph of this section you indicate that you may use SEC and
Financial Accounting Standards Board (FASB) standards when reporting
reserves, and in the third paragraph you state that your reserve policies,
procedures and practices conform to SEC regulations. However, the guidance in
Regulation S-X, Rule 4-10(a)(1)(ii)(D), explains that oil and gas producing
activities do not include the extraction of hydrocarbons from shale, tar sands, or
coal.

Accordingly, oil derived from the processing of mined bitumen or tar sands
cannot be included in petroleum reserves, as shown in your filing, under U.S.
reporting guidelines. Although it is not required in Form 40-F, if you wish to
report reserve information under SEC regulations, you should refer to Industry
Guide 7 for guidance in reporting bitumen and tar sand reserves for the Syncrude
and Fort Hills properties.

Please note that under Industry Guide 7(a)(1), reserves are defined as that part of
a mineral deposit which can be economically and legally extracted or produced at
the time of the reserve determination. We understand that prices can be very
volatile, and consequently have allowed some leeway in the prices used in reserve
estimates, as long as the prices are based on historical prices prior to the reserve
estimate. If you choose to report reserve information in accordance with SEC

regulations, you would ordinarily need to have obtained a "final" or "bankable" feasibility study and employed the historic three-year average price for the economic analysis in support of the reserve quantities. In addition, we would expect you to have submitted all necessary permits and authorizations, including environmental, to governmental authorities.

If you are able to show compliance with this guidance and wish to disclose reserve information in accordance with SEC regulations, please revise your filing accordingly. Otherwise, you should eliminate disclosure indicating compliance with SEC and FASB requirements when reporting reserves.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark A. Wojciechowski at (202) 551-3759 or, in his absence, Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief